NCG Securities, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-69033

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 NCG Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Broad Street
(No. and Street)

Red Bank   NJ   07701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Domenic Dipiero   (732) 741-8400
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

One Spring Street   New Brunswick   NJ   08901
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC
1410 (3-91)

NCG Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ]   Rule 15c3-3 Exemption Report**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





AFFIRMATION

I, Domenic Dipiero, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NCG Securities, LLC for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member/CEO and Principal
Title

Subscribed and sworn
to before me February 21, 2018

Kate Roselli

KATE ROSELLI
Commission # 2433228
Notary Public, State of New Jersey
My Commission Expires
April 29, 2018

NCG Securities, LLC
Index
December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of NCG Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NCG Securities, LLC, (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

WithumSmith+Brown, PC

February 28, 2018

WithumSmith+Brown, PC One Tower Center Boulevard, 14th Floor, East Brunswick, New Jersey 08816-1145 T (732) 828 1614 F (732) 828 5156 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

NCG Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets
Cash $ 302,043
Prepaid expenses   6,219

    Total assets $ 308,262

Liabilities and Member's Equity
Liabilities
    Accounts payable and accrued expenses $ 6,442

Member's Equity   301,820

    Total liabilities and member's equity $ 308,262

The accompanying notes are an integral part of this financial statement.

1. **Organization**

    NCG Securities, LLC (the "Company") is a New Jersey Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Concentration of Credit Risk
    All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at this financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

    Income Taxes
    The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements

3. **Related Party Transactions**

    The Company has an expense sharing agreement with a company under common ownership. Pursuant to the agreement the affiliate provides general and administrative support to the Company and the Company has no obligation, direct or indirect, to compensate or reimburse the affiliate for such expenses. The aggregate value of these items for the year ended December 31, 2017 has been determined by management to approximate $45,000.

    All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

    The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $295,601, which exceeded the required minimum net capital of $5,000 by $290,601.

    The Company does not handle cash or securities on behalf of customers. Therefore, SEC Rule 15c3-3 has no impact on the Company.

5.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2017 and determined there are no subsequent events requiring recognition or disclosure in the financial statements.

6.   **Accounting Policy Change**

Prior to 2017, the Company recorded as an expense the cost of the annual audit which would relate to the specific current year even though the audit itself would be conducted in the year following the current year. In 2017, the Company revised its accounting policy such that it now records the cost of the annual audit during the year that the audit services are performed. The effect of this change is that the fees for the annual audit of these financial statements, which are approximately $17,000, will be recorded in 2018 since that is when the audit services were provided.